July 22, 2021

Sandra Hunter Berkheimer
Legal Branch Chief

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    StartEngine Collectibles Fund I LLC

Amendment No. 1 to Offering Statement on Form 1-A Filed May 26, 2021

File No. 024-11416

Dear Ms. Hunter Berkheimer,

We acknowledge receipt of the comments in the letter dated June 23, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of StartEngine Collectibles Fund I LLC (the “Company”, “us”, “we”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A Distribution Rights, page 10

1.	We note your response to comment 6, and your amended disclosure on pages 10 and 56. Please further clarify whether investors have an absolute right to receive the Preferred Return for a particular period. In this regard, we note your disclosure on page 59 that liquidating distributions to shareholders may include any Preferred Return that accrued with respect to a prior calendar year but has not yet been distributed.

In response to the Staff’s comment, the Company has revised and expanded the disclosure under “Distribution Rights” on page 10 and page 56 of the Offering Circular.

Asset Acquisition, page 36

2.	We note your disclosure that "[r]ather than pre-purchasing an underlying asset before the closing of an offering, our company may also negotiate with asset sellers for the exclusive right to market an underlying asset to investors for a period of time. The Company plans to achieve this by pre-negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement or a purchase option agreement with an asset seller for an underlying asset, which would close simultaneously upon the closing of the offering of shares in the series associated with that underlying asset." Please amend your disclosure to clarify the consequences to investors if the purchase agreement does not close upon the closing of the offering, including whether you intend to hold funds in escrow and return them to investors if the asset purchase agreement or purchase option agreement fails to close.

The Company has added information on its first five series. The Company notes that for the underlying assets for those series, its affiliate, StartEngine Assets, LLC is the asset seller. The Company has also revised its disclosure under “The Company’s Business - Asset Acquisition” to clarify the consequences to investors if the asset purchase agreement or purchase option agreement fails to close.

Series Music

Overview of Music Assets, page 38

3.	We note your responses to comments 2 and 3. We may have further comments once the Series Music Asset is identified.

The Company has designated five new series, and identified the underlying assets for each of those series. We note that Series Music and Series Wine are no longer series of the Company. The Offering Statement has accordingly been modified to reflect those changes.

Thank you again for the opportunity to respond to your questions and comments on the Company’s Offering Circular. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Jessica Livingston, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission
Mark Brunhofer, Securities and Exchange Commission

Johanna Cronin, Manager of StartEngine Assets LLC